Southwestern Energy®

Corporate Office
P.O. Box 12359
Spring, Texas 77391-2359
www.swn.com

NEWS RELEASE

SOUTHWESTERN ENERGY ANNOUNCES FOURTH QUARTER AND FULL YEAR 2020 RESULTS; PROVIDES 2021 GUIDANCE

Strategic transformation delivers material free cash flow in 2021; Company to further reduce debt

SPRING, Texas – February 25, 2021...Southwestern Energy Company (NYSE: SWN) today announced financial and operating results for the fourth quarter and full year 2020 and issued 2021 guidance.

"In 2020, Southwestern Energy delivered on its commitments, exceeding expectations on all key metrics while navigating the uncertainties of a global pandemic and the associated challenging commodity price and operating environments. We have positioned the Company to deliver material free cash flow going forward through an enduring conviction to our returns-driven strategy. We delivered strong results across all of our strategic pillars, including an accretive acquisition, a meaningfully lower cost structure and an increased underlying asset value," said Bill Way, Southwestern Energy President and Chief Executive Officer.

"Southwestern Energy has entered 2021 with greater scale and resilience, prepared to capture increasing value from more than one trillion cubic feet equivalent of expected annual production flowing into diverse and key markets. The free cash flow we expect to deliver this year will be used to reduce debt as we progress towards our goal of sustainable 2 times leverage. Consistent with our disciplined approach, any further improvement in cash flow from higher commodity prices will accelerate the delivery of that objective," Way continued.

2020 Highlights

- *Completed acquisition of Montage Resources, delivering over $30 million in G&A synergies, while maintaining balance sheet strength through associated capital market transactions;*
- *Delivered $55 million of free cash flow in the fourth quarter;*
- *Realized $90 million in additional expense reductions including a 33% decrease in G&A to $0.12 per Mcfe;*
- *Reported total production of 880 Bcfe; 3.05 Bcfe per day pro forma fourth quarter net production rate;*
- *Invested capital of $899 million and delivered 100 wells to sales;*
- *Generated $362 million of realized hedge gains, including $76 million from basis;*
- *Repurchased $107 million of senior notes for $72 million, a 33% discount;*
- *Enhanced liquidity with borrowing base increased to $2.0 billion following acquisition;*
- *Reduced well costs, averaged $637 per lateral foot in the second half of 2020; annual reduction of 19% to $670 per lateral foot with an average lateral length of 12,154 feet;*
- *Lowered Proved Developed F&D costs by 25% to $0.40 per Mcfe through well cost*

reductions and increased well productivity;

- *Realized 26% of WTI on full year NGL prices, above the high end of guidance, and 36% of WTI in the fourth quarter, both associated with strengthening market fundamentals and NGL marketing optimization;*
- *Reported proved reserves of 12.0 Tcfe, including 1.4 Tcfe of positive performance revisions and 741 Bcfe of reserve additions, partially mitigating the impact of backward-looking SEC prices;*
- *Released our 7th annual corporate responsibility report; key environmental highlights included top quartile GHG and methane intensity among AXPC peers; and*
- *Recorded the fifth consecutive year of freshwater neutrality; have now replaced over 14 billion gallons of freshwater in communities where we work and live.*

2021 Guidance

The Company's 2021 guidance is underpinned by the four pillars of its shareholder returns driven strategy: creating sustainable value, protecting financial strength, increasing scale and progressing best-in-class execution. The 2021 plan prioritizes free cash flow generation, disciplined investment at maintenance levels and debt reduction. Highlights are presented below; full guidance is available in the attachments to this press release.

- *Guidance based on $2.77 per Mcf NYMEX Henry Hub and $50 per barrel WTI; expect to deliver free cash flow of over $275 million, which is expected to be utilized for debt reduction;*
- *Prices of $3.00 per Mcfe NYMEX Henry Hub and $58 per barrel WTI would increase free cash flow estimate to more than $375 million and results in achieving targeted leverage ratio of 2.0x;*
- *Capital investment of $850 to $925 million; expect 3.05 Bcfe per day average fourth quarter 2021 net production, flat with fourth quarter 2020;*
- *Estimate 75 to 90 wells to sales including 12 to 15 in dry gas Ohio Utica; approximately 50% of total capital investment in dry gas and 50% in liquids-rich acreage;*
- *Continued focus on costs, expect G&A per Mcfe to decrease 20%;*
- *Expected to reduce well costs another 10% to an average of approximately $600 per lateral foot for all wells to sales inclusive of Ohio Utica; expect average lateral length of 14,000 feet;*
- *Hedges in place for approximately 85%, 60% and 95% of expected natural gas, natural gas liquids and oil production, respectively; approximately 80% of natural gas hedges allow for participation in upside from improving prices;*
- *Protecting 75% of natural gas basis through physical and financial basis hedges and out of basin transportation portfolio; expect financial basis hedge gain of $0.07 to $0.09 per Mcf; and*
- *Continued commitment to corporate responsibility, investing in human capital and our communities, and developing energy responsibly with a focus on reduced air emissions and water conservation, including maintaining top quartile performance in the industry for GHG and methane intensity.*

2020 Fourth Quarter and Full Year Results

FINANCIAL STATISTICS	For the three months ended December 31,				For the years ended December 31,			
(in millions)		**2020**		2019		**2020**		2019
Net income (loss)	$	**(92)**	$	110	$	**(3,112)**	$	891
Adjusted net income (non-GAAP)	$	**119**	$	99	$	**221**	$	328
Diluted earnings (loss) per share	$	**(0.14)**	$	0.20	$	**(5.42)**	$	1.65
Adjusted diluted earnings per share (non-GAAP)	$	**0.18**	$	0.18	$	**0.38**	$	0.61
Adjusted EBITDA (non-GAAP)	$	**276**	$	266	$	**742**	$	973
Net cash provided by operating activities	$	**121**	$	225	$	**528**	$	964
Net cash flow (non-GAAP)	$	**249**	$	246	$	**662**	$	913
Total capital investments [1]	$	**194**	$	207	$	**899**	$	1,140

(1)   Capital investments on the cash flow statement include decreases of $5 million and $18 million for the three months ended December 31, 2020 and 2019, respectively, and a decrease of $3 million and an increase of $34 million for the year ended December 31, 2020 and 2019, respectively, relating to the change in accrued expenditures between periods.

Fourth Quarter 2020 Financial Results

For the quarter ended December 31, 2020, Southwestern Energy recorded a net loss of $92 million, or ($0.14) per diluted share, including $335 million of non-cash impairments and a $134 million non-cash gain on unsettled mark to market derivatives. This compares to net income of $110 million, or $0.20 per diluted share in the fourth quarter of 2019.

Adjusted net income (non-GAAP), which excludes non-cash items noted above and other one-time charges, was $119 million or $0.18 per diluted share in 2020 and $99 million or $0.18 per share for the same period in 2019. The increase was primarily related to increased production volumes and a decrease in average unit operating costs, partially offset by wider natural gas basis differentials. For the fourth quarter of 2020, adjusted EBITDA (non-GAAP) was $276 million, net cash provided by operating activities was $121 million and net cash flow (non-GAAP) was $249 million, resulting in $55 million in free cash flow.

As indicated in the table below, fourth quarter 2020 weighted average realized price, including $0.37 per Mcfe of transportation expenses, was $1.93 per Mcfe before the impact of derivatives, down 9% compared to $2.12 per Mcfe in 2019. The decrease was primarily due to widened basis differentials in the Appalachia basin. Fourth quarter weighted average realized price before transportation expense was $2.30 per Mcfe.

The Company realized $52 million in cash-settled derivative gains during the fourth quarter of 2020, a $0.21 per Mcfe uplift. Included in the fourth quarter settled derivative gains is a $47 million gain related to natural gas basis hedges, which protected the Company from widening basis differentials.

Full Year 2020 Financial Results

The Company recorded a net loss of $3.1 billion, or ($5.42) per share, for the year ended December 31, 2020 compared to net income of $891 million, or $1.65 per share in 2019. In 2020, the Company recorded non-cash impairments of $2.8 billion and $138 million of non-cash loss on unsettled derivatives, and had an $818 million change in its deferred tax provision. Excluding these non-cash and other one-time items, adjusted net income for 2020 was $221 million, or $0.38 per share, compared to $328 million, or $0.61 per share, in 2019. The decrease in adjusted net income compared to prior year was primarily the result of a decrease in commodity prices, partially offset by a $182 million increase in settled derivatives impact, increased production volumes and decreased G&A and depreciation, depletion and amortization expense. In 2020, Adjusted EBITDA (non-GAAP) was $742 million, net cash provided by operating activities was $528 million and net cash flow (non-GAAP) was $662 million.

For the full year 2020, weighted average realized price, including $0.37 per Mcfe of transportation expense, was $1.53 per Mcfe before the impact of derivatives, a 30% decrease compared to $2.18 per Mcfe in 2019, due to decreased prices across all commodities. In 2020, the weighted average realized price before transportation expenses was $1.90 per Mcfe.

Cash-settled derivative gains totaled $362 million in 2020, a $0.41 per Mcfe uplift, bringing the weighted average realized price including the impact of derivatives to $1.94 per Mcfe in 2020, compared to $2.42 per Mcfe in 2019.

As of December 31, 2020, Southwestern Energy had total debt of $3.15 billion and a cash balance of $13 million. At the end of 2020, the Company had $700 million of borrowings under its $2.0 billion revolving credit facility with $233 million in outstanding letters of credit.

Realized Prices (includes transportation costs)	For the three months ended December 31,		For the years ended December 31,	
	2020	2019	**2020**	2019
Natural Gas Price:				
NYMEX Henry Hub price ($/MMBtu) [1]	$ **2.66**	$ 2.50	$ **2.08**	$ 2.63
Discount to NYMEX [2]	**(0.99)**	(0.69)	**(0.74)**	(0.65)
Realized gas price per Mcf, excluding derivatives	$ **1.67**	$ 1.81	$ **1.34**	$ 1.98
Gain on settled financial basis derivatives ($/Mcf)	**0.23**	0.05	**0.11**	—
Gain (loss)on settled commodity derivatives ($/Mcf)	**(0.09)**	0.26	**0.25**	0.20
Realized gas price per Mcf, including derivatives	$ **1.81**	$ 2.12	$ **1.70**	$ 2.18
Oil Price, per Bbl:				
WTI oil price	$ **42.66**	$ 56.96	$ **39.40**	$ 57.03
Discount to WTI	**(10.69)**	(10.59)	**(10.20)**	(10.13)
Realized oil price, excluding derivatives	$ **31.97**	$ 46.37	$ **29.20**	$ 46.90
Realized oil price, including derivatives	$ **52.27**	$ 49.16	$ **46.91**	$ 49.56
NGL Price, per Bbl:				
Realized NGL price, excluding derivatives	$ **15.28**	$ 12.46	$ **10.24**	$ 11.59
Realized NGL price, including derivatives	$ **14.65**	$ 14.83	$ **11.15**	$ 13.64
Percentage of WTI, excluding derivatives	**36 %**	22 %	**26 %**	20 %
Total Weighted Average Realized Price:				
Excluding derivatives ($/Mcfe)	$ **1.93**	$ 2.12	$ **1.53**	$ 2.18
Including derivatives ($/Mcfe)	$ **2.14**	$ 2.44	$ **1.94**	$ 2.42

(1) Based on last day monthly futures settlement prices.
(2) This discount includes a basis differential, a heating content adjustment, physical basis sales, third-party transportation charges and fuel charges, and excludes financial basis derivatives.

Operational Review

Total production for the quarter ended December 31, 2020 was 257 Bcfe, comprised of 81% natural gas, 16% NGLs and 3% oil. Included in the fourth quarter 2020 results was 49 days of production from the acquired Montage Resources properties. Production totaled 880 Bcfe for the year ended December 31, 2020.

Capital investments in the fourth quarter of 2020 were $194 million, bringing full year capital investment to $899 million. The Company brought 100 wells to sales, drilled 98 wells and completed 96 wells during the year.

Operating Statistics	For the three months ended December 31,		For the years ended December 31,	
	2020	2019	**2020**	2019
Production				
Gas production *(Bcf)*	**207**	160	**694**	609
Oil production *(MBbls)*	**1,365**	1,486	**5,141**	4,696
NGL production *(MBbls)*	**7,001**	6,609	**25,927**	23,620
Total production *(Bcfe)*	**257**	208	**880**	778
Average unit costs per Mcfe				
Lease operating expenses	$ **0.92**	$ 0.94	$ **0.93**	$ 0.92
General & administrative expenses	$ **0.11** [1]	$ 0.19 [2]	$ **0.12** [1]	$ 0.18 [2]
Taxes, other than income taxes	$ **0.06**	$ 0.05	$ **0.06**	$ 0.08
Full cost pool amortization	$ **0.33**	$ 0.54	$ **0.38**	$ 0.56

[1] Excludes $38 million and $41 million in Montage acquisition-related expenses and $4 million and $16 million in restructuring charges for the three months and year ended December 31, 2020, respectively. Excludes $1 million of legal settlement charges for the year ended December 31, 2020.

[2] Excludes restructuring charges of $2 million and $11 million and legal settlement charges of $3 million and $6 million for the three months and year ended December 31, 2019, respectively. Excludes a $6 million residual value guarantee short-fall payment to the previous lessor of our headquarters building for the year ended December 31, 2019.

Southwest Appalachia – In the fourth quarter, total production was 132 Bcfe, with liquids production of 91 MBbls per day, including 49 days of production from properties previously owned by Montage Resources. The Company drilled 10 wells, completed 11 wells and placed 16 wells to sales, excluding four wells placed to sales that were drilled and completed by Montage Resources. The average lateral length of wells to sales was 15,477 feet, and included five wells in the rich area and 11 wells in the super rich area. All five of the rich wells were online for at least 30 days and had an average 30-day rate of 23.2 MMcfe per day, while only six of the super rich wells were online for at least 30 days and had an average 30-day rate of 9.8 MMcfe per day, including 72% liquids.

In 2020, Southwest Appalachia's total production was 407 Bcfe, including 85 MBbls per day of liquids. The Company drilled 49 wells, completed 52 wells and placed 55 wells to sales during 2020, with 14 drilled uncompleted wells as of December 31, 2020.

Northeast Appalachia – In the fourth quarter, total production was 125 Bcf. There were four wells drilled, seven wells completed and 11 wells placed to sales in the quarter with an average lateral length of 14,667 feet. Of the 11 wells to sales, eight wells were online for at least 30 days and had an average 30-day rate of 15.6 MMcf per day.

Production for the year was 473 Bcf in Northeast Appalachia. The Company drilled 49 wells, completed 44 wells and brought 45 wells to sales during 2020, with 10 drilled uncompleted wells at year-end.

E&P Division Results	For the three months ended December 31, 2020		For the year ended December 31, 2020	
	Northeast	Southwest	Northeast	Southwest
Gas production *(Bcf)*	125	82	473	221
Liquids production				
Oil *(MBbls)*	—	1,360	—	5,124
NGL *(MBbls)*	—	6,999	—	25,923
Production *(Bcfe)*	125	132	473	407
Gross operated production December 2020 *(MMcfe/d)*	1,639	2,745		
Net operated production December 2020 *(MMcfe/d)*	1,340	1,702		
Capital investments *($ in millions)*				
Drilling and completions, including workovers	$ 53	$ 85	$ 321	$ 360
Land acquisition and other	4	7	18	29
Capitalized interest and expense	6	32	23	121
Total capital investments	$ 63	$ 124	$ 362	$ 510
Gross operated well activity summary				
Drilled	4	10	49	49
Completed	7	11	44	52
Wells to sales	11	16 [1]	45	55 [1]
Average well cost on wells to sales *(in millions)*	$ 7.6	$ 10.7 [1]	$ 6.8	$ 9.3 [1]
Average lateral length *(in ft)*	14,667	15,477 [1]	10,765	13,265 [1]
Total weighted average realized price per Mcfe, excluding derivatives	$ 1.65	$ 2.20	$ 1.37	$ 1.71

(1) Excludes 4 wells placed to sales during the fourth quarter of 2020 that were drilled and completed by Montage Resources.

2020 Proved Reserves

The Company reported total proved reserves of 12.0 Tcfe at year-end 2020, compared to 12.7 Tcfe in 2019. Reserves consisted of 76% natural gas and 24% liquids. During 2020, the Company reported 1.4 Tcfe of positive performance revisions related to increased well performance and lower operating costs, 741 Bcfe of reserve additions, and also acquired 2.4 Tcfe of reserves related to the acquisition of Montage Resources. The Company incurred 4.4 Tcfe of downward price revisions related to significantly reduced trailing 12-month SEC prices on all commodities.

Lower SEC prices, which were $1.98 per Mcf NYMEX Henry Hub, $39.57 per Bbl WTI and $10.27 per Bbl NGLs, resulted in a PV-10 of $1.85 billion. Using 2021 strip prices as of January 4, 2021, which were $2.70 per Mcf NYMEX Henry Hub, $47.67 per Bbl WTI and $11.82 per Bbl NGLs, the PV-10 of the reported year-end 2020 reserves would increase to $5.85 billion, without consideration of any PV-10 increase from the expected higher reserve volumes at those prices.

2020 Proved Reserves by Commodity	Natural Gas (Bcf)	Oil (MBbls)	NGL (MBbls)	Total (Bcfe)
Proved reserves, beginning of year	**8,630**	**72,925**	**608,761**	**12,721**
Revisions of previous estimates due to price	(2,143)	(32,507)	(338,639)	**(4,370)**
Revisions of previous estimates other than price	763	3,816	106,444	**1,424**
Extensions, discoveries and other additions	714	135	4,371	**741**
Production	(694)	(5,141)	(25,927)	**(880)**
Acquisition of reserves in place	1,911	18,796	55,141	**2,354**
Disposition of reserves in place	—	—	—	**—**
Proved reserves, end of year	**9,181**	**58,024**	**410,151**	**11,990**
Proved developed reserves:				
Beginning of year	4,906	26,124	226,271	**6,421**
End of year	6,342	33,563	276,548	**8,203**

2020 Proved Reserves by Division (Bcfe)	Appalachia		Other [1]	Total
	Northeast	Southwest		
Proved reserves, beginning of year	**4,837**	**7,883**	**1**	**12,721**
Revisions of previous estimates due to price	(389)	(3,981)	—	**(4,370)**
Revisions of previous estimates other than price	46	1,378	—	**1,424**
Extensions, discoveries and other additions	672	69	—	**741**
Production	(473)	(407)	—	**(880)**
Acquisition of reserves in place	223	2,131	—	**2,354**
Disposition of reserves in place	—	—	—	**—**
Proved reserves, end of year	**4,916**	**7,073**	**1**	**11,990**

(1) Other includes properties outside of the Appalachian Basin.

The Company's 2020 proved developed finding and development (PD F&D) costs decreased 25% from the prior year to $0.40 per Mcfe, when excluding the impact of capitalized interest and portions of capitalized G&A costs in accordance with the full cost method of accounting.

Total Company Proved Developed Finding and Development

Total PD Adds *(Bcfe):*	12 Months Ended December 31, 2020	2019	2018	Three-Year Total 2020
New PD adds	267	191	177	635
PUD conversions	1,631 [(2)]	1,441	1,139	4,211
Total PD Adds	**1,898**	**1,632**	**1,316**	**4,846**
Costs Incurred *(in millions):*				
Unproved property acquisition costs	$ 124	$ 162	$ 164	$ 450
Exploration costs	—	2	5	7
Development costs	812	936	1,014	2,762
Capitalized Costs Incurred	**$ 936**	**$ 1,100**	**$ 1,183**	**$ 3,219**
Subtract *(in millions):*				
Proved property acquisition costs	$ —	$ —	$ —	$ —
Unproved property acquisition costs	(124)	(162)	(164)	(450)
Capitalized interest and expense associated with development and exploration [(1)]	(60)	(81)	(93)	(234)
PD Costs Incurred	**$ 752**	**$ 857**	**$ 926**	**$ 2,535**
PD F&D	**$ 0.40**	**$ 0.53**	**$ 0.70**	**$ 0.52**

Note: Amounts may not add due to rounding

(1) Adjusting for the impacts of the full cost accounting method for comparability.

(2) Includes increased reserve estimates of 144 Bcfe in the Appalachian Basin associated with productivity enhancements for newly developed PUD locations.

Conference Call

Southwestern Energy will host a conference call and webcast on Friday, February 26, 2021 at 9:30 a.m. Central to discuss fourth quarter and fiscal year 2020 results. To participate, dial US toll-free 877-883-0383, or international 412-902-6506 and enter access code 3652399. The conference call will webcast live at www.swn.com.

To listen to a replay of the call, dial 877-344-7529, International 412-317-0088, or Canada Toll Free 855-669-9658. Enter replay access code 10152130. The replay will be available until March 26, 2021.

Due to the inclement weather last week, the Company plans to file its Annual Report on Form 10-K on March 1, 2021.

About Southwestern Energy

Southwestern Energy Company is an independent energy company engaged in natural gas, natural gas liquids and oil exploration, development, production and marketing. For additional information, visit our website www.swn.com.

Investor Contact
Brittany Raiford
Director, Investor Relations
(832) 796-7906
brittany_raiford@swn.com

Bernadette Butler
Investor Relations Advisor
(832) 796-6079
bernadette_butler@swn.com

Forward Looking Statement
Certain statements and information herein may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. The words "believe," "expect," "anticipate," "plan," "intend," "foresee," "should," "would," "could," "attempt," "appears," "forecast," "outlook," "estimate," "project," "potential," "may," "will," "are likely," "guidance," "goal," "model," "target," "budget" and other similar expressions are intended to identify forward-looking statements, which are generally not historical in nature. Statements may be forward looking even in the absence of these particular words. Examples of forward-looking statements include, but are not limited to, statements regarding the financial position, business strategy, production, reserve growth and other plans and objectives for our future operations, and generation of free cash flow. These forward-looking statements are based on our current expectations and beliefs concerning future developments and their potential effect on us. The forward-looking statements contained in this document are largely based on our expectations for the future, which reflect certain estimates and assumptions made by our management. These estimates and assumptions reflect our best judgment based on currently known market conditions, operating trends, and other factors. Although we believe such estimates and assumptions to be reasonable, they are inherently uncertain and involve a number of risks and uncertainties that are beyond our control. As such, management's assumptions about future events may prove to be inaccurate. For a more detailed description of the risks and uncertainties involved, see "Risk Factors" in our most recently filed Annual Report on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and other SEC filings. We do not intend to publicly update or revise any forward-looking statements as a result of new information, future events, changes in circumstances, or otherwise. These cautionary statements qualify all forward-looking statements attributable to us, or persons acting on our behalf. Management cautions you that the forward looking statements contained herein are not guarantees of future performance, and we cannot assure you that such statements will be realized or that the events and circumstances they describe will occur. Factors that could cause actual results to differ materially from those anticipated or implied in the forward-looking statements herein include, but are not limited to: the timing and extent of changes in market conditions and prices for natural gas, oil and natural gas liquids ("NGLs"), including regional basis differentials and the impact of reduced demand for our production and products in which our production is a component due to governmental and societal actions taken in response to the COVID-19 pandemic; our ability to fund our planned capital investments;

a change in our credit rating, an increase in interest rates and any adverse impacts from the discontinuation of the London Interbank Offered Rate; the extent to which lower commodity prices impact our ability to service or refinance our existing debt; the impact of volatility in the financial markets or other global economic factors, including the impact of COVID-19; difficulties in appropriately allocating capital and resources among our strategic opportunities; the timing and extent of our success in discovering, developing, producing and estimating reserves; our ability to maintain leases that may expire if production is not established or profitably maintained; our ability to realize the expected benefits from the acquisition of Montage Resources Corporation ("Montage Acquisition"); costs in connection with the Montage Acquisition; integration of operations and results subsequent to the Montage Acquisition; our ability to transport our production to the most favorable markets or at all; the impact of government regulation, including changes in law, the ability to obtain and maintain permits, any increase in severance or similar taxes, and legislation or regulation relating to hydraulic fracturing, climate and over-the-counter derivatives; the impact of the adverse outcome of any material litigation against us or judicial decisions that affect us or our industry generally; the effects of weather; increased competition; the financial impact of accounting regulations and critical accounting policies; the comparative cost of alternative fuels; credit risk relating to the risk of loss as a result of non-performance by our counterparties; and any other factors listed in the reports we have filed and may file with the SEC that are incorporated by reference herein. All written and oral forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary statement.

###

2021 Guidance

PRODUCTION

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter [1]	Total Year
Natural Gas (Bcf)	211 – 216	217 – 223	219 – 226	226 – 233	873 – 898
Oil/Condensate (MBbls)	1,575 – 1,675	1,890 – 2,015	1,710 – 1,835	1,500 – 1,625	6,675 – 7,150
NGLs (MBbls)	7,425 – 7,700	7,575 – 7,850	7,445 – 7,720	6,900 – 7,175	29,345 – 30,445
Total Production (Bcfe)	**265 – 272**	**274 – 282**	**274 – 283**	**276 – 286**	**1,089 – 1,123**
Total Production (Bcfe/d)	**2.94 – 3.02**	**3.01 – 3.10**	**2.98 – 3.08**	**3.00 – 3.11**	**2.98 – 3.08**

CAPITAL BY DIVISION (in millions)

Northeast Appalachia	$220 – $240
Southwest Appalachia	$475 – $500
Other	$20 – $30
Capitalized interest	$80 – $90
Capitalized expense	$55 – $65
Total Capital Investments	$850 – $925

PRODUCTION BY DIVISION (Bcfe)

Northeast Appalachia	475 – 489
Southwest Appalachia	614 – 634

PRICING

Natural gas discount to NYMEX including transportation [2]	$0.69 – $0.84 per Mcf
Oil discount to West Texas Intermediate (WTI) including transportation	$9.00 – $11.00 per Bbl
Natural gas liquids realization as a % of WTI including transportation [3]	30% – 38%

EXPENSES

Lease operating expenses	$0.92 – $0.96 per Mcfe
General & administrative expense	$0.08 – $0.12 per Mcfe
Taxes, other than income taxes	$0.06 – $0.10 per Mcfe
Interest expense - net of capitalization	$110 – $120 MM
Income tax rate (~100% deferred)	23.2%

WELL COUNT

	Drilled	Completed	Wells To Sales	Ending DUC Inventory
Northeast Appalachia	21 – 26	27 – 32	27 – 32	2 – 7
Southwest Appalachia [4]	49 – 59	48 – 58	48 – 58	13 – 23
Total Well Count	**70 – 85**	**75 – 90**	**75 – 90**	**15 – 30**

(1) NGL guidance for the fourth quarter assumes 4 MBbls per day of incremental ethane rejection based on strip prices at the time of guidance. NGL volumes may vary based on economic decisions to maximize value of the ethane barrel as a liquid or in its gas form (ethane recovery/rejection).

(2) Based on $2.77 per Mcf NYMEX Henry Hub. Includes impact of transportation costs and $0.07 — $0.09 per Mcf gain from financial basis hedges.

(3) Based on $50 per Bbl WTI.

(4) Includes Ohio Utica.

SOUTHWESTERN ENERGY COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

	For the three months ended December 31,		For the years ended December 31,	
(in millions, except share/per share amounts)	**2020**	2019	**2020**	2019
Operating Revenues:				
Gas sales	$ **356**	$ 298	$ **967**	$ 1,241
Oil sales	**43**	70	**154**	223
NGL sales	**107**	83	**265**	274
Marketing	**272**	293	**917**	1,297
Other	**1**	1	**5**	3
	779	745	**2,308**	3,038
Operating Costs and Expenses:				
Marketing purchases	**271**	298	**946**	1,320
Operating expenses	**236**	197	**813**	720
General and administrative expenses	**32**	47	**121**	166
Montage merger-related expenses	**38**	—	**41**	—
Restructuring charges	**4**	2	**16**	11
(Gain) loss on sale of operating assets	**—**	(1)	**—**	2
Depreciation, depletion and amortization	**90**	119	**357**	471
Impairments	**335**	8	**2,830**	16
Taxes, other than income taxes	**17**	11	**55**	62
	1,023	681	**5,179**	2,768
Operating Income (Loss)	**(244)**	64	**(2,871)**	270
Interest Expense:				
Interest on debt	**48**	41	**171**	166
Other interest charges	**4**	3	**11**	8
Interest capitalized	**(21)**	(25)	**(88)**	(109)
	31	19	**94**	65
Gain on Derivatives	**186**	54	**224**	274
Gain on Early Extinguishment of Debt	**—**	1	**35**	8
Other Income (Loss), Net	**(2)**	—	**1**	(7)
Income (Loss) Before Income Taxes	**(91)**	100	**(2,705)**	480
Provision (Benefit) for Income Taxes:				
Current	**—**	(1)	**(2)**	(2)
Deferred	**1**	(9)	**409**	(409)
	1	(10)	**407**	(411)
Net Income (Loss)	$ **(92)**	$ 110	$ **(3,112)**	$ 891
Earnings (Loss) Per Common Share				
Basic	$ **(0.14)**	$ 0.20	$ **(5.42)**	$ 1.65
Diluted	$ **(0.14)**	$ 0.20	$ **(5.42)**	$ 1.65
Weighted Average Common Shares Outstanding:				
Basic	**641,576,267**	539,434,877	**573,889,502**	539,345,343
Diluted	**641,576,267**	540,574,288	**573,889,502**	540,382,914

SOUTHWESTERN ENERGY COMPANY AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Unaudited)

	December 31, 2020		December 31, 2019	
ASSETS	*(in millions)*			
Current assets:				
Cash and cash equivalents	$	**13**	$	5
Accounts receivable, net		**368**		345
Derivative assets		**241**		278
Other current assets		**49**		51
Total current assets		**671**		679
Natural gas and oil properties, using the full cost method		**27,261**		25,250
Other		**523**		520
Less: Accumulated depreciation, depletion and amortization		**(23,673)**		(20,503)
Total property and equipment, net		**4,111**		5,267
Operating lease assets		**163**		159
Deferred tax assets		**—**		407
Other long-term assets		**215**		205
Total long-term assets		**378**		771
TOTAL ASSETS	$	**5,160**	$	6,717
LIABILITIES AND EQUITY				
Current liabilities:				
Accounts payable	$	**573**	$	525
Taxes payable		**74**		59
Interest payable		**58**		51
Derivative liabilities		**245**		125
Current operating lease liabilities		**42**		34
Other current liabilities		**20**		54
Total current liabilities		**1,012**		848
Long-term debt		**3,150**		2,242
Long-term operating lease liabilities		**117**		119
Long-term derivative liabilities		**183**		111
Pension and other postretirement liabilities		**45**		43
Other long-term liabilities		**156**		108
Total long-term liabilities		**3,651**		2,623
Commitments and contingencies				
Equity:				
Common stock, $0.01 par value; 1,250,000,000 shares authorized; issued 718,795,700 shares as of December 31, 2020 and 585,555,923 shares as of December 31, 2019		**7**		6
Additional paid-in capital		**5,093**		4,726
Accumulated deficit		**(4,363)**		(1,251)
Accumulated other comprehensive loss		**(38)**		(33)
Common stock in treasury, 44,353,224 shares as of December 31, 2020 and 2019		**(202)**		(202)
Total equity		**497**		3,246
TOTAL LIABILITIES AND EQUITY	$	**5,160**	$	6,717

SOUTHWESTERN ENERGY COMPANY AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	For the years ended December 31,	
(in millions)	**2020**	2019
Cash Flows From Operating Activities:		
Net income (loss)	$ (3,112)	$ 891
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Depreciation, depletion and amortization	357	471
Amortization of debt issuance costs	9	8
Impairments	2,830	16
Deferred income taxes	409	(409)
(Gain) loss on derivatives, unsettled	138	(94)
Stock-based compensation	3	8
Gain on early extinguishment of debt	(35)	(8)
Loss on sale of assets	—	2
Other	6	10
Change in assets and liabilities		
Accounts receivable	50	234
Accounts payable	(131)	(141)
Taxes payable	(7)	—
Interest payable	(11)	—
Inventories	2	(7)
Other assets and liabilities	20	(17)
Net cash provided by operating activities	528	964
Cash Flows From Investing Activities:		
Capital investments	(896)	(1,099)
Proceeds from sale of property and equipment	12	54
Cash acquired in Montage merger	3	—
Net cash used in investing activities	(881)	(1,045)
Cash Flows From Financing Activities:		
Payments on current portion of long-term debt	—	(52)
Payments on long-term debt	(72)	(54)
Payments on revolving credit facility	(1,671)	(532)
Borrowings under revolving credit facility	2,337	566
Change in bank drafts outstanding	1	(19)
Repayment of Montage revolving credit facility	(200)	—
Repayment of Montage senior notes	(522)	—
Proceeds from issuance of long-term debt	350	—
Debt issuance costs and other financing costs	(10)	(3)
Proceeds from issuance of common stock	152	—
Purchase of treasury stock	—	(21)
Cash paid for tax withholding	(4)	(1)
Other	—	1
Net cash provided by (used in) financing activities	361	(115)
Increase (decrease) in cash and cash equivalents	8	(196)
Cash and cash equivalents at beginning of year	5	201
Cash and cash equivalents at end of year	$ 13	$ 5

Hedging Summary

A detailed breakdown of the Company's derivative financial instruments and financial basis positions as of February 23, 2021, including 2021 derivative contracts that have settled, is shown below. Please refer to our annual report on Form 10-K to be filed with the Securities and Exchange Commission for complete information on the Company's commodity, basis and interest rate protection.

	Volume *(Bcf)*	Swaps	Sold Puts	Purchased Puts	Sold Calls
Natural gas					
2021					
Fixed price swaps	203	$ 2.80	$ —	$ —	$ —
Two-way costless collars	255	—	—	2.57	2.94
Three-way costless collars	303	—	2.16	2.50	2.86
Total	761				
2022					
Fixed price swaps	112	$ 2.68	$ —	$ —	$ —
Two-way costless collars	64	—	—	2.52	3.03
Three-way costless collars	278	—	2.06	2.50	2.97
Total	454				
2023					
Three-way costless collars	103	$ —	$ 2.05	$ 2.46	$ 3.01

Weighted Average Price per MMBtu

Natural gas financial basis positions	Volume *(Bcf)*	Basis Differential *($/MMBtu)*
Q1 2021		
Dominion South	16	$ (0.42)
TCO	5	$ (0.31)
TETCO M3	21	$ 1.95
Total	42	$ 0.80
Q2 2021		
Dominion South	35	$ (0.58)
TCO	28	$ (0.51)
TETCO M3	24	$ (0.44)
Total	87	$ (0.52)
Q3 2021		
Dominion South	35	$ (0.62)
TCO	28	$ (0.51)
TETCO M3	24	$ (0.44)
Total	87	$ (0.53)
Q4 2021		
Dominion South	23	$ (0.58)
TCO	13	$ (0.47)
TETCO M3	17	$ (0.00)
Total	53	$ (0.37)
2022		
Dominion South	94	$ (0.56)
TCO	35	$ (0.43)
TETCO M3	53	$ (0.10)
Total	182	$ (0.40)

	Volume *(MBbls)*	Weighted Average Price per Bbl			
		Swaps	Sold Puts	Purchased Puts	Sold Calls
Oil					
2021					
Fixed price swaps	4,887	$ 48.59	$ —	$ —	$ —
Two-way costless collars	201	—	—	37.73	45.68
Three-way costless collars	1,543	—	37.42	47.22	52.86
Total	6,631				
2022					
Fixed price swaps	1,470	$ 47.34	$ —	$ —	$ —
Three-way costless collars	1,380	—	39.89	50.23	57.05
Total	2,850				
2023					
Three-way costless collars	878	$ —	$ 33.52	$ 43.52	$ 53.41
Ethane					
2021					
Fixed price swaps	5,976	$ 7.16	$ —	$ —	$ —
Two-way costless collars	584	—	—	7.14	10.40
Total	6,560				
2022					
Fixed price swaps	1,758	$ 8.68	$ —	$ —	$ —
Two-way costless collars	135	—	—	7.56	9.66
Total	1,893				
Propane					
2021					
Fixed price swaps	7,149	$ 20.72	$ —	$ —	$ —
2022					
Fixed price swaps	2,422	$ 20.98	$ —	$ —	$ —
Three-way costless collars	305	—	16.80	21.00	31.92
Total	2,727				
Normal Butane					
2021					
Fixed price swaps	2,092	$ 25.44	$ —	$ —	$ —
2022					
Fixed price swaps	667	$ 22.77	$ —	$ —	$ —
Natural Gasoline					
2021					
Fixed price swaps	2,021	$ 37.95	$ —	$ —	$ —
2022					
Fixed price swaps	765	$ 39.48	$ —	$ —	$ —

Explanation and Reconciliation of Non-GAAP Financial Measures

The Company reports its financial results in accordance with accounting principles generally accepted in the United States of America ("GAAP"). However, management believes certain non-GAAP performance measures may provide financial statement users with additional meaningful comparisons between current results, the results of its peers and of prior periods.

One such non-GAAP financial measure is net cash flow. Management presents this measure because (i) it is accepted as an indicator of an oil and gas exploration and production company's ability to internally fund exploration and development activities and to service or incur additional debt, (ii) changes in operating assets and liabilities relate to the timing of cash receipts and disbursements which the Company may not control and (iii) changes in operating assets and liabilities may not relate to the period in which the operating activities occurred.

Additional non-GAAP financial measures the Company may present from time to time are net debt, adjusted net income, adjusted diluted earnings per share and adjusted EBITDA, all which exclude certain charges or amounts. Management presents these measures because (i) they are consistent with the manner in which the Company's position and performance are measured relative to the position and performance of its peers, (ii) these measures are more comparable to earnings estimates provided by securities analysts, and (iii) charges or amounts excluded cannot be reasonably estimated and guidance provided by the Company excludes information regarding these types of items. These adjusted amounts are not a measure of financial performance under GAAP.

	3 Months Ended December 31,		12 Months Ended December 31,	
	2020	2019	**2020**	2019
	(in millions)			
Adjusted net income:				
Net income (loss)	$ (92)	$ 110	$ (3,112)	$ 891
Add back (deduct):				
Montage merger-related expenses	38	—	41	—
Restructuring charges	4	2	16	11
Impairments	335	8	2,830	16
(Gain) loss on sale of assets	—	(1)	—	2
(Gain) loss on derivatives, unsettled	(134)	14	138	(94)
Gain on early extinguishment of debt	—	(1)	(35)	(8)
Legal settlement charges	—	3	1	6
Non-cash pension settlement loss	—	1	—	6
Other loss [1]	2	—	2	10
Adjustments due to discrete tax items [2]	22	(32)	1,042	(526)
Tax impact on adjustments	(56)	(5)	(702)	14
Adjusted net income	$ 119	$ 99	$ 221	$ 328

(1) Includes a $6 million residual value guarantee short-fall payment to the previous lessor of our headquarters building for the twelve months ended December 31, 2019.

(2) 2020 primarily relates to the recognition of a valuation allowance. 2019 primarily relates to the release of the valuation allowance. The Company expects its 2020 income tax rate to be 23.2% before the impacts of any valuation allowance.

	3 Months Ended December 31,		12 Months Ended December 31,	
	2020	2019	**2020**	2019
Adjusted diluted earnings per share:				
Diluted earnings per share	$ **(0.14)**	$ 0.20	$ **(5.42)**	$ 1.65
Add back (deduct):				
Montage merger-related expenses	**0.06**	—	**0.07**	—
Restructuring charges	**0.01**	0.00	**0.03**	0.02
Impairments	**0.52**	0.01	**4.91**	0.03
(Gain) loss on sale of assets	**—**	(0.00)	**—**	0.00
(Gain) loss on derivatives, unsettled	**(0.21)**	0.03	**0.25**	(0.17)
Gain on early extinguishment of debt	**—**	(0.00)	**(0.06)**	(0.01)
Legal settlement charges	**—**	0.01	**0.00**	0.01
Non-cash pension settlement loss	**—**	0.00	**—**	0.01
Other loss [1]	**0.00**	—	**0.00**	0.02
Adjustments due to discrete tax items [2]	**0.03**	(0.06)	**1.81**	(0.97)
Tax impact on adjustments	**(0.09)**	(0.01)	**(1.21)**	0.02
Adjusted diluted earnings per share	$ **0.18**	$ 0.18	$ **0.38**	$ 0.61

[1] Includes a $6 million residual value guarantee short-fall payment to the previous lessor of our headquarters building for the twelve months ended December 31, 2019.

[2] 2020 primarily relates to the recognition of a valuation allowance. 2019 primarily relates to the release of the valuation allowance. The Company expects its 2020 income tax rate to be 23.2% before the impacts of any valuation allowance.

	3 Months Ended December 31,		12 Months Ended December 31,	
	2020	2019	**2020**	2019
	(in millions)			
Net cash flow:				
Net cash provided by operating activities	$ **121**	$ 225	$ **528**	$ 964
Add back (deduct):				
Changes in operating assets and liabilities	**86**	19	**77**	(69)
Montage merger-related expenses	**38**	—	**41**	—
Restructuring charges	**4**	2	**16**	11
Other loss [1]	**—**	—	**—**	7
Net cash flow	$ **249**	$ 246	$ **662**	$ 913

[1] Includes a $6 million residual value guarantee short-fall payment to the previous lessor of our headquarters building for the twelve months ended December 31, 2019.

	3 Months Ended December 31,		12 Months Ended December 31,	
	2020	2019	**2020**	2019
		(in millions)		
Adjusted EBITDA:				
Net income (loss)	**$ (92)**	$ 110	**$ (3,112)**	$ 891
Add back (deduct):				
Interest expense	**31**	19	**94**	65
Provision (benefit) for income taxes	**1**	(10)	**407**	(411)
Depreciation, depletion and amortization	**90**	119	**357**	471
Montage merger-related expenses	**38**	—	**41**	—
Restructuring charges	**4**	2	**16**	11
Impairments	**335**	8	**2,830**	16
(Gain) loss on sale of assets	**—**	(1)	**—**	2
(Gain) loss on derivatives, unsettled	**(134)**	14	**138**	(94)
Gain on early extinguishment of debt	**—**	(1)	**(35)**	(8)
Legal settlement charges	**—**	3	**1**	6
Non-cash pension settlement loss	**—**	1	**—**	6
Other loss [1]	**2**	—	**2**	10
Stock-based compensation expense	**1**	2	**3**	8
Adjusted EBITDA	**$ 276**	$ 266	**$ 742**	$ 973

[1] Includes a $6 million residual value guarantee short-fall payment to the previous lessor of our headquarters building for the twelve months ended December 31, 2019.

	December 31, 2020
Net debt:	*(in millions)*
Total debt [1]	$ 3,171
Subtract:	
Cash and cash equivalents	(13)
Net debt	$ 3,158

[1] Does not include $21 million of unamortized debt discount and issuance expense.

	December 31, 2020
Net debt to EBITDA:	*(in millions)*
Net debt	$ 3,158
Adjusted EBITDA [1]	$ 900
Net debt to EBITDA	3.5x

[1] Adjusted EBITDA for the twelve months ended December 31, 2020, including $158 million of Adjusted EBITDA related to Montage Resources prior to the close of the acquisition.